801 W. Adams Street, Suite 600
Chicago, IL 60607

June 26, 2015

VIA EDGAR AND EMAIL
Craig D. Wilson, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:          Professional Diversity Network, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File No. 001-35824

Dear Mr. Wilson:

On behalf of Professional Diversity Network, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 23, 2015 addressed to the Company with respect to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2015 (the “10-K”). For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

1.
You state here that, “Based on this evaluation and because of the material weakness described below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures [emphasis added] were not effective as of the end of the period covered in this Annual Report on Form 10-K.” Please amend your Form 10-K and include these disclosures, revised to conclude on your internal controls over financial reporting as of December 31, 2014 or the end of the period covered by this report. Refer to Item 308(a)(3) of Regulation S-K.

The Company agrees with the Staff’s comment and notes that this statement reflects a scrivener’s error in which the Company inadvertently referred to the Company’s disclosure controls and procedures in lieu of its internal control over financial reporting. The Company’s chief executive officer and chief financial officer concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2014, but did not intend to make a duplicative statement with respect to the effectiveness of the Company’s disclosure controls and procedures. The Company will revise the disclosure in its future filings to provide the disclosure required by Item 308(a)(3) of Regulation S-K.

Craig D. Wilson
Securities and Exchange Commission
June 26, 2015

We understand that in similar circumstances, the Staff has previously not required an amendment be made to a Form 10-K as long as the registrant provides in its response letter Management’s Report on Internal Control over Financial Reporting for the applicable fiscal year (See e.g., Response Letter of ETFS Asian Gold Trust, dated January 9, 2015 and Response Letter of ETFS White Metals Basket Trust, dated January 9, 2015). We also understand that in circumstances where a registrant has mistakenly referred to internal control over financial reporting in lieu of its disclosure controls and procedures, the Staff has been willing to accept a commitment to revise the disclosure in its future filings to provide the required disclosure, rather than requiring the filing of an amended report (See Response Letter of Synthesis Energy Systems Inc., dated December 15, 2014). Accordingly, the Company respectfully requests that an amendment to the 10-K not be required to address this comment.

2.
Please amend your Form 10-K to include as an exhibit a consent from your independent registered public accountants stating they have issued their report dated March 31, 2015, with respect to the consolidated financial statements included in the Annual Report of Professional Diversity Network, Inc. on Form 10-K for the year ended December 31, 2014 and that they consent to the incorporation by reference of said report in the Registration Statements of Professional Diversity Network, Inc. on Form S-3 (File No. 333-201341) and Form S-8 (File No. 333-203156).

The Company respectfully disagrees with the Staff’s comment that a consent from its independent registered public accounting firm was required to be filed as an exhibit to the 10-K in accordance with Item 601(b)(23) of Regulation S-K. With respect to the Form S-8 (File No. 333-203156), the Company’s opinion is that it was not necessary to include a consent with the 10-K because the 10-K was not incorporated by reference into the Company’s Form S-8 because at the time that the 10-K was filed, the Company had no currently effective Form S-8 on file. The filing of the 10-K, filed with the Commission at 5:25 p.m. Eastern Time on March 31, 2015, preceded the filing of the Form S-8, which was filed at 5:30 p.m. Eastern on the same date. The Form S-8 did, in fact, include as an exhibit a consent of the Company’s independent registered public accounting firm stating that it consented to the incorporation by reference into the Form S-8 of its report with respect the audit of the Company’s consolidated financial statements as of December 31, 2014 and 2013, and therefore the Company’s financial statements for the years ended December 31, 2014 and 2013 were covered by a consent from the Company’s independent registered public accountants.

With respect to the Form S-3, the Company’s opinion is that it was not necessary to include a consent with the 10-K because at the time the 10-K was filed the initially filed registration statement on Form S-3 was only a preliminary prospectus and was to be amended prior to being declared effective. Indeed, the Form S-3 was still subject to outstanding Staff comments at the time that the 10-K was filed. We understand that the Staff has previously concurred with this rationale for omitting a consent from a Form 10-K (See Response Letter of JetPay Corporation, dated June 13, 2013), and we also understand that the Staff is principally concerned with whether there are any active registration statements on file into which the 10-K would be incorporated by reference, not any pre-effective registration statements (See Comment Letter to Trans Energy, Inc., dated September 16, 2010 and Response Letter of Trans Energy, Inc., dated October 15, 2010).

Moreover, on the same date that the 10-K was filed, the Company filed amendment number 2 to the S-3, which amendment did, in fact, include as an exhibit a consent of the Company’s independent registered public accounting firm stating that it consented to the incorporation by reference into the Form S-3 of its report with respect the audit of the Company’s consolidated financial statements as of December 31, 2014 and 2013. The Company believes that this was in compliance with Rule 439 under the Securities Act of 1933, as amended, in that the required consent was included as an amendment to the registration statement filed no later than the filing date of the material incorporated by reference, and therefore, did not need to be filed with the material incorporated by reference.

 ***

Craig D. Wilson
Securities and Exchange Commission
June 26, 2015

We hope that these responses adequately address the Staff’s comments. The undersigned, on behalf of the Company, acknowledges the following as requested by the Staff:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (312) 614-0921 or Stephen E. Older at McGuireWoods LLP at (212) 548-2122.

Very truly yours,

/s/ James Kirsch
James Kirsch
Chief Executive Officer